UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

ICU Medical, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

44930G107
(CUSIP Number)

Margaret M. Madden, Esq.
Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44930G107

1. Names of Reporting Persons   Pfizer Inc. ("Pfizer")
    IRS Identification Nos. of above persons (entities only):  13-5315170

2. Check the Appropriate Box if a Member of a Group*

(a)  | |

(b)  | |

3. SEC Use Only ........................................................................................

4. Source of Funds* OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2  | |
6. Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,200,000(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,200,000(1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person  3,200,000(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  | |

13. Percent of Class Represented by Amount in Row (11)   16.4%(2)

14. Type of Reporting Person* CO

CUSIP No. 44930G107

1. Names of Reporting Persons   C. P. Pharmaceuticals International C.V.
    IRS Identification Nos. of above persons (entities only):   98-0182045

2. Check the Appropriate Box if a Member of a Group*

(a) | |

(b) | |

3. SEC Use Only ........................................................................................

4. Source of Funds* OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2 | |

6. Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,200,000(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,200,000(1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person  3,200,000(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  | |

13. Percent of Class Represented by Amount in Row (11)   16.4%(2)

14. Type of Reporting Person* PN

CUSIP No. 44930G107

1. Names of Reporting Persons   PFIZER PRODUCTION LLC
    IRS Identification Nos. of above persons (entities only):   52-2090275

2. Check the Appropriate Box if a Member of a Group*

(a)  | |

(b)  | |

3. SEC Use Only ........................................................................................

4. Source of Funds* OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2 | |

6. Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,200,000(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,200,000(1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person  3,200,000(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  | |

13. Percent of Class Represented by Amount in Row (11)   16.4%(2)

14. Type of Reporting Person* OO

CUSIP No. 44930G107

1. Names of Reporting Persons   PFIZER MANUFACTURING LLC
    IRS Identification Nos. of above persons (entities only):   52-2090292

2. Check the Appropriate Box if a Member of a Group*

(a)  | |

(b)  | |

3. SEC Use Only ........................................................................................

4. Source of Funds* OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2 | |

6. Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,200,000(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,200,000(1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person  3,200,000(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  | |

13. Percent of Class Represented by Amount in Row (11)   16.4%(2)

14. Type of Reporting Person* OO

(1)Amount consists of 3,200,000 shares of Common Stock held by the Shareholder. Pfizer may be deemed to have beneficial ownership over such shares since the Shareholder is an indirect wholly-owned subsidiary of Pfizer. The General Partners may be deemed to have beneficial ownership over such shares as the general partners of the Shareholder.

(2)The percentage ownership is based upon 16,338,225 outstanding shares of Common Stock, as reported by the Issuer on February 3, 2017 plus the 3,200,000 shares of Common Stock issued to Pfizer pursuant to the Purchase Agreement.

Item 1.                        Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.10 per share (the “Common Stock”), of ICU Medical, Inc., a Delaware corporation (“ICU Medical”). The principal business address of ICU Medical is 951 Calle Amanecer, San Clemente, CA 92673.

Item 2.                        Identity and Background

This statement is being filed by Pfizer Inc., a Delaware corporation ("Pfizer"), Pfizer Production LLC, a Delaware limited liability company ("PPL"), Pfizer Manufacturing LLC, a Delaware limited liability company ("PML" and , together with PPL, the "General Partners") and C. P. Pharmaceuticals International C.V., a Netherlands limited partnership (the "Shareholder"). The General Partners are the general partners of the Shareholder, and the Shareholder and the General Partners are indirect wholly-owned subsidiaries of Pfizer.

The principal business address of Pfizer, the General Partners and the Shareholder is 235 E. 42nd Street, New York, NY 10017.

Pfizer is a research-based, global biopharmaceutical company. Each of PPL, PML and C. P. Pharmaceuticals International is a holding entity.

The Shareholder has no officers and its only partners are the General Partners. The General Partners are indirect, wholly-owned subsidiaries of Pfizer and are managed by entities that are also wholly-owned by Pfizer. Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address and principal occupation or employment of each of (i) Pfizer’s directors and executive officers, (ii) PML’s officers and (iii) PPL’s officers (collectively, (i), (ii) and (iii) are the “Scheduled Persons”).

During the past five years, none of Pfizer, PPL, PML or the Shareholder, and, to the knowledge of Pfizer and the General Partners, none of the Scheduled Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                       Source and Amount of Funds or Other Consideration

The shares of Common Stock disclosed herein were acquired pursuant to an Amended and Restated Stock and Asset Purchase Agreement, dated as of January 5, 2017 (as may be further amended from time to time, the "Purchase Agreement"), by and between Pfizer and ICU Medical.

Item 4.                        Purpose of Transaction

Pursuant to the Purchase Agreement, ICU Medical purchased all of Pfizer’s global infusion therapy net assets, Hospira Infusion Systems, for a purchase price of 3,200,000 newly issued unregistered shares of Common Stock, a promissory note from ICU Medical in the amount of $75 million and net cash of approximately $200 million before customary post-closing adjustments for net working capital. In addition, Pfizer is entitled to receive a contingent amount of up to an additional $225 million in cash based on ICU Medical’s achievement of certain cumulative performance targets for the combined company through December 31, 2019.

ICU Medical and Pfizer entered into a Shareholder Agreement (the “Shareholder Agreement”), dated February 3, 2017. The Shareholder Agreement imposes certain restrictions on Pfizer, including prohibiting certain transfers of the shares of Common Stock issued to Pfizer (i) until the earlier of the expiration of the term of services under a transitional services agreement entered into between the parties on February 3 and 18 months or (ii) to certain competitors of ICU Medical or certain other parties, as well as customary standstill limitations.

Under the Shareholder Agreement, Pfizer has the right to designate one individual for election to the board of directors of ICU Medical so long as Pfizer beneficially owns at least 10% of the total outstanding shares of Common Stock. The initial designee under the Shareholder Agreement is Douglas E. Giordano. Under the Shareholder Agreement, so long as Pfizer beneficially owns at least 5% of the total outstanding shares of Common Stock, Pfizer has agreed to vote its shares of Common Stock, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation by the ICU Medical board of directors and in favor of persons nominated and recommended to serve as directors by the ICU Medical board of directors. Pfizer is entitled to demand and piggy-back registration rights.

The foregoing descriptions of the Purchase Agreement and the Shareholder Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Shareholder Agreement, which are filed as Exhibits 99.2 and 99.3 hereto, respectively, and are incorporated herein by reference.

Each of the entities listed in Item 2 (collectively, the “Filers”) expect that they will continuously monitor their investment in the Issuer. The Filers will, from time to time, review their investment in the shares of Common Stock and, to the extent permitted by the Shareholder Agreement, may determine to sell shares of Common Stock.

Except as otherwise described herein, the Filers do not presently have any plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                        Interest in Securities of the Issuer

(a) - (b) Each of the Filers has beneficial ownership of 3,200,000 shares of Common Stock that the Issuer issued to the Shareholder pursuant to the Purchase Agreement, which represents 16.4% of the outstanding shares of Common Stock (based upon 16,338,255 outstanding shares of Common Stock, as reported by the Issuer on February 3, 2017 plus the 3,200,000 shares of Common Stock issued to Pfizer pursuant to the Purchase Agreement). Pfizer may be deemed to have beneficial ownership over such 3,200,000 shares of Common Stock since the Shareholder is an indirect wholly-owned subsidiary of Pfizer. The General Partners may be deemed to have beneficial ownership over such 3,200,000 shares of Common Stock as the general partners of the Shareholder. The Filers share power to vote or to direct the vote of and power to dispose or to direct the disposition of such 3,200,000 shares of Common Stock.

(c) The Filers acquired the 3,200,000 shares of Common Stock pursuant to the Purchase Agreement. Except for such acquisition, during the last sixty days, none of the Filers nor, to their knowledge, any of their respective directors or executive officers, has purchased or sold any shares of Common Stock.

Item 6.                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which disclosure is incorporated into this Item 6 by reference, to Pfizer’s and the Shareholder’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of ICU Medical.

Item 7.                        Material to be Filed as Exhibits

The following document is filed as an exhibit:

Exhibit 99.1 - Joint Filing Agreement, dated as of February 13, 2017, by and between Pfizer, PPL, PML and C. P. Pharmaceuticals International C.V.

Exhibit 99.2 - Amended and Restated Stock and Asset Purchase Agreement, dated as of January 5, 2017, by and between Pfizer and ICU Medical (incorporated by reference to Exhibit 2.1 to ICU Medical’s Form 8-K filed on January 5, 2017).

Exhibit 99.3 - Form of Shareholders Agreement, by and between Pfizer and ICU Medical (incorporated by reference to Exhibit 10.2 to ICU Medical’s Form 8-K filed on October 13, 2016).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

Pfizer Inc.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary Pfizer Inc.

For and on behalf of C. P. Pharmaceuticals International C.V., by its General Partners

Pfizer Production LLC
As general partner for and on behalf of
C. P. Pharmaceuticals International C.V.

By: /s/ Brian McMahon
Name: Brian McMahon
Title: Senior Vice President

Pfizer Manufacturing LLC
As general partner for and on behalf of
C. P. Pharmaceuticals International C.V.

By: /s/ Colum Lane
Name: Colum Lane
Title: Senior Vice President

Pfizer Production LLC

By: /s/ Darren Welsh
Name: Darren Welsh
Title: Secretary

Pfizer Manufacturing LLC

By: /s/ Darren Welsh
Name: Darren Welsh
Title: Secretary

EXHIBIT INDEX

Exhibit Description

99.1	Joint Filing Agreement, dated as of February 13, 2017, by and between Pfizer, PPL, PML and C. P. Pharmaceuticals International C.V.
99.2

Amended and Restated Stock and Asset Purchase Agreement, dated as of January 5, 2017, by and between Pfizer and ICU Medical (incorporated by reference to Exhibit 2.1 to ICU Medical’s Form 8-K filed on January 5, 2017).

99.3	Form of Shareholders Agreement, by and between Pfizer and ICU Medical (incorporated by reference to Exhibit 10.2 to ICU Medical’s Form 8-K filed on October 13, 2016).

SCHEDULE A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Pfizer Inc.

The business address of each director and executive officer is c/o Pfizer Inc., 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION Dennis A. Ausiello Independent Director	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT Director, Center for Assessment Technology and Continuous Health (CATCH). Physician-in-Chief, Emeritus at Massachusetts General Hospital.

W. Don Cornwell Independent Director	Former Chief Executive Officer and Chairman of the Board of Granite Broadcasting.

Joseph J. Echevarria Independent Director	Retired Chief Executive Officer of Deloitte LLP.

Frances D. Fergusson Ph.D Independent Director	President Emeritus of Vassar College.

Helen H. Hobbs M.D. Independent Director

Investigator of the Howard Hughes Medical Institute, Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center.

James M. Kilts Independent Director	Founding Partner, Centerview Capital.

Shantanu Narayen Independent Director	President and CEO of Adobe Systems Inc.

Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc.

Ian C. Read Chairman and Chief Executive Officer, Director	Chairman of the Board and Chief Executive Officer, Pfizer.

Stephen W. Sanger Independent Director	Retired Chairman of General Mills, Inc.

James C. Smith	President and Chief Executive Officer of Thomson Reuters Corporation.
Independent Director

Albert Bourla Group President of Pfizer Innovative Health	Group President of Pfizer Innovative Health.

Frank A. D’Amelio Executive Vice President, Business Operations and Chief Financial Officer	Executive Vice President, Business Operations and Chief Financial Officer, Pfizer.

Mikael Dolsten, M.D., PhD President, Worldwide Research and Development	President of Worldwide Research and Development, Pfizer.
Charles H. Hill Executive Vice President, Worldwide Human Resources	Executive Vice President, Worldwide Human Resources, Pfizer.

Douglas M. Lankler Executive Vice President, General Counsel	Executive Vice President, General Counsel, Pfizer.

Freda C. Lewis-Hall, M.D. DFAPA Executive Vice President, Chief Medical Officer	Executive Vice President, Chief Medical Officer, Pfizer.

Kirsten Lund-Jurgensen, PhD Executive Vice President / President, Pfizer Global Supply	Executive Vice President / President, Pfizer Global Supply. Dr. Lund-Jurgensen is a citizen of Germany.

Alexander R. MacKenzie, PhD Executive Vice President, Chief Development Officer	Executive Vice President, Chief Development Officer, Pfizer.

Laurie J. Olson Executive Vice President, Strategy, Portfolio and Commercial Operations	Executive Vice President, Strategy, Portfolio and Commercial Operations, Pfizer.

Sally Susman Executive Vice President, Corporate Affairs	Executive Vice President, Corporate Affairs, Pfizer.

John Young Group President, Pfizer Essential Health	Group President, Pfizer Essential Health. Mr. Young is a citizen of Great Britain.

Name, business address, present principal occupation or employment and place of citizenship of the officers of Pfizer Manufacturing LLC

The business address of each director and executive officer is c/o Pfizer Manufacturing LLC, 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION Joseph Gruber President, Senior Vice President	PRESENT PRINCIPAL OCCUPATION Senior Vice President, Global Tax, Pfizer

Brian Byala Senior Vice President	Senior Vice President and Treasurer, Pfizer

William Carapezzi Senior Vice President	Senior Vice President, Finance & Global Operations, Pfizer

Colum Lane Senior Vice President	Vice President and Assistant Treasurer, Pfizer

Neal Masia Senior Vice President	Vice President and Assistant Treasurer, Pfizer

Brian McMahon Senior Vice President	Vice President and Assistant Treasurer, Pfizer

Name, business address, present principal occupation or employment and place of citizenship of the officers of Pfizer Production LLC

The business address of each director and executive officer is c/o Pfizer Production LLC, 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION Joseph Gruber President, Senior Vice President	PRESENT PRINCIPAL OCCUPATION Senior Vice President, Global Tax, Pfizer

Brian Byala Senior Vice President	Senior Vice President and Treasurer, Pfizer

William Carapezzi Senior Vice President	Senior Vice President, Finance & Global Operations, Pfizer

Colum Lane Senior Vice President	Vice President and Assistant Treasurer, Pfizer

Neal Masia Senior Vice President	Vice President and Assistant Treasurer, Pfizer

Brian McMahon Senior Vice President	Vice President and Assistant Treasurer, Pfizer